Mail Stop 4561

March 2, 2007

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building D, Suite B
Wall, NJ 07719

Re:   **BIO-key International, Inc.**
      **Post-Effective Amendment No. 6 to Form SB-2**
      **Filed January 26, 2007**
      **File No. 333-120104**

Dear Mr. DePasquale:

 We have reviewed your amended filing and have the following comments.

General

1.  We note that you have removed from the registration statement 1,539,526 shares,
    representing all of the shares that had been included in the initial registration
    statement as shares issuable upon conversion of interest and fees that would
    accrue under the convertible term notes subsequent to the initial filing date of the
    registration statement.  However, you have not provided us with your analysis as
    to the legal consequences of including the interest and fee shares in a resale
    registration statement before the potential recipient had made its investment
    decision to purchase those shares.  Please provide your analysis and revise, as
    material, to inform investors regarding the potential effect.  For example, risk
    factor disclosure may be warranted.

     Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the
undersigned at 202-551-3462.  If you still require further assistance, please contact Barbara
C. Jacobs, Assistant Director, at 202-551-3730.

                                        Sincerely,


                                        Mark P. Shuman
                                        Branch Chief – Legal

Michael W. DePasquale
BIO-key International, Inc.
March 2, 2007
Page 2


cc:    <u>Via facsimile:  617-248-4000</u>
        Charles J. Johnson, Esq.
        Choate, Hall & Stewart LLP